Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Achilles Therapeutics plc

We consent to the use of our report dated March 1, 2021, except for the effects of the share split discussed in Note 15 to the consolidated financial statements, as to which the date is March 29, 2021, with respect to the consolidated balance sheets of Achilles Therapeutics plc (and subsidiaries) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cashflows for each of the years in the two-year period ended December 31, 2020, and the related notes, incorporated herein by reference.

/s/ KPMG LLP

Reading, United Kingdom

April 06, 2021